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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                       Commission File Number: 000-30294

                           IMX PHARMACEUTICALS, INC.
               -------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

          Utah                                             87-0394290
-------------------------------                   --------------------------
(State or Other Jurisdiction of                     (I.R.S. Employer
Incorporation or Organization)                    Identification Number)

Third Floor, 17 State Street, New York, New York                   10004
-------------------------------------------------              ----------------
(Address of Principal Executive Offices)                          (Zip Code)

                                  212.509.9500
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                          (Issuer's Telephone Number)

     [ ]  Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K
     [ ]  Form 10-Q and [X] Form 10-QSB

For Period Ended: September 30, 2002

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Money Market Fund Rule 30b3-1 Filing

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: N/A


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Part I. Registrant Information.

The Registrant is IMX Pharmaceuticals, Inc. (the "Company") and has an address at Third Floor, 17 State Street, New York, New York 10004.


Part II. Rules 12b-25 (b) and (c)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

The Company's Form 10-QSB for the quarter ended September 30, 2002 could not be filed within the prescribed period because the Company was unable to ascertain certain allocations of expense and accrual of deferred income from a major subsidiary. This information is necessary to assure an accurate report on the internal financial aspects of the Company. This problem could not have been eliminated by the registrant without unreasonable effort or expense.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification: Adrian Stecyk (212) 509-9500

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

The financials required by Item 7 of the Form 8-K initially filed on February 15, 2002 were filed late.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof? [X] Yes [ ] No




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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         IMX's consolidated revenue increased over 46% during the last quarter as compared with the same period in 2001. The Company's consolidated net loss for the quarter was reduced to about $(660,000) from about $(1,920,000) during the quarter ended September 30, 2001.

         In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has caused this notification on Form 12b-25 to be signed in its behalf by the undersigned thereunto duly authorized on the 14th day of November 2002.

                                IMX PHARMACEUTICALS, INC.


                                By: /s/ Adrian Stecyk
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                                    Adrian Stecyk. President